December 21, 2007

Via Facsimile and EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen Krikorian
Accounting Branch Chief

Re:                             SI International, Inc. (File No. 000-50080)

Form 10-K for Fiscal Year Ended December 30, 2007

Form 10-Q for Quarterly Period Ended September 29, 2007

Response to Staff Comments of December 19, 2007

Ladies and Gentlemen:

SI International, Inc. (the “Company”) hereby submits this letter in response to the comments contained in the Staff’s letter of December 19, 2007, regarding the Company’s Form 10-Q for the quarterly period ended September 29, 2007.

In order to facilitate the Staff’s review of this letter, we have included the text of the Staff’s comments in its letter of December 19, 2007, and the order of the responses corresponds to the order of the Staff’s comments and follows the same numbering.

Form 10-Q for the quarterly period ended September 29, 2007

Notes to Consolidated Financial Statements

Note 3. Acquisitions, page 10

1.               We note that your proposed revised disclosure in response to prior comment 4 continues to make reference to the independent valuation specialist. We believe that any reference to an expert should name the specialist and include the expert’s consent following Securities Act Rule 436(b) of Regulation C.

Response:

As provided in SI International’s previous response, the Company will revise its disclosure to clearly indicate that management is responsible for determining the valuation of Company assets. In making its determination, management uses a variety or resources and use of an independent appraiser is not required under generally accepted accounting principles. Therefore, management believes the determination of the value of Company assets is not “reviewed or passed upon” by the independent

Mr. Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

December 21, 2007

appraiser as required by Rule 436(b) of Regulation C. However, in order to eliminate any potential confusion concerning the Company’s use of an independent appraiser, the Company will eliminate in future filings any reference to an independent appraiser in connection with management’s determination of the valuation of Company assets.

As requested by the Staff, we are providing the following acknowledgements:

–                 the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

–                 Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

–                 the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of these matters. If you have any questions relating to this supplemental letter, I can be reached by telephone at 703-234-7003, and by facsimile at 703-234-7501.

Sincerely,

/s/ Thomas E. Dunn
Thomas E. Dunn

cc:           Jeffrey B. Grill, Esq.

                Jill W. Weeter